EXECUTIVE EMPLOYEE SALARY CONTINUATION AGREEMENT

FOR

DAN S. DUGAN

Mercantile Trust & Savings Bank
Quincy, Illinois

     THIS AGREEMENT is made effective as of the 8th day of December, 1994, between Mercantile Trust & Savings Bank, an Illinois corporation (the “Company”) and Dan S. Dugan (the “Participant”).

     WHEREAS, the Participant is an executive employee of the Company and as such has materially contributed to the Company's position; and

     WHEREAS, the Company wishes to establish this Agreement for purposes of promoting in the Participant the strongest interest in the successful operation of the Company and increased efficiency in his work and to provide the Participant benefits upon retirement, death or other termination of employment, in consideration of services to be performed after the date of this Agreement but prior to his retirement.

     NOW, THEREFORE, in consideration of the premises, the parties hereto agree as follows:

     1. Definitions.

          A. Administrative Committee - “Administrative Committee” shall mean the Retirement Committee appointed from time to time by the Board of Directors of the Company.

          B. Age - “Age” shall mean the age of the person as of his last birthday.

          C. Change in Control - “Change in Control” shall mean the first to occur of any of the following events: (a) any person or entity (other than Mercantile Bancorp, Inc.) becomes, subsequent to the date of this Agreement, the beneficial owner, directly or indirectly, of 51% or more of the then issued and outstanding voting stock of the Company (and, for the purposes hereof, a person will be considered to be a beneficial owner of such stock if such person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power, which includes the power to vote or to direct the voting of such stock, or investment power, which includes the power to dispose or to direct the disposition of such stock); (b) the Company merges or consolidates with or reorganizes with or into any other corporation or corporations other than its affiliates or engages in any other similar business combination or reorganization; or (c) the Company sells, assigns or transfers all or substantially all of its business and assets, in one or a series of related transactions, except any such sales to affiliates.

          D. Disability - “Disability” shall mean, if the Participant is insured under the Company long term disability policy, the definition of total disability contained in the long term disability insurance policy. If the Participant is not insured under such a policy, the Board shall, in its complete and sole discretion, determine whether the Participant is disabled for the purposes of this Agreement.

          E. Discharge for Cause - “Discharge for Cause” shall mean the termination of the Participant’s employment with the Company because of (a) the

Participant’s willful and continued failure to substantially perform his duties (other than any such failure resulting from his incapacity due to physical or mental illness), after a demand for substantial performance is delivered to him by the Company which specifically identifies the manner in which the Company believes he has not substantially performed his duties; (b) any willful act of misconduct by the Participant which is materially injurious to the Company, monetarily or otherwise; (c) a criminal conviction of the Participant for any act involving the business and affairs of the Company; (d) a criminal conviction of the Participant for commission of a felony; or (e) the removal of the Participant by a regulatory agency. For purposes of this definition, no act or failure to act on the Participant’s part will be considered “willful” unless done or omitted by him not in good faith and without reasonable belief that his act or omission was in the best interest of the Company.

          F. Early Retirement Date - “Early Retirement Date” shall mean the first day of the month following the month in which the Participant reaches Age 60 years.

          G. Normal Retirement Date - “Normal Retirement Date” shall mean the first day of the month following the month in which the Participant reaches Age 65 years.

          H. Termination of Employment - “Termination of Employment” shall mean the Participant's ceasing to be employed by the Company for any reason whatsoever, voluntary or involuntary, including by reason of death or Disability.

          I. Vesting - For the purposes of this Agreement and the attached Salary Continuation Vesting Schedule, which is attached hereto and made a part hereof as Exhibit A, the Participant shall have zero vesting until he reaches Age 55 years at which time he shall become fully 100% vested.

     2. Eligibility.

          The Participant is eligible for the benefits provided herein in accordance with the terms of this Agreement upon the execution hereof.

          The Participant shall cease to be the Participant at Termination of Employment. However, the employment of the Participant shall not be deemed to be terminated by reason of an approved leave of absence granted in accordance with uniform rules applied in a non-discriminatory manner.

     3. Payment of Benefits.

          3.1 Benefits Upon Normal Retirement.

          Upon the Participant’s Termination of Employment on the Normal Retirement Date, the Company shall pay to the Participant, as compensation for services rendered prior to such date, the sum of One Hundred Seventy-one Thousand Five Hundred and 00/100 Dollars ($171,500.00) per year, payable in monthly installments of Fourteen Thousand Two Hundred Ninety-one and 66/100 Dollars ($14,291.66) each, commencing on the first day of the month coincident with or next following the date of Termination of Employment and continuing on the first day of each month thereafter for the life of the Participant, but in any event until a minimum of one hundred eighty (180) total monthly payments are made to the Participant or the Participant’s beneficiary per Section 3.5(b). At the sole discretion of the Board of Directors, the initial benefit may be increased in subsequent years to offset the effect of inflation.

          3.2 Benefits Upon Early Retirement.

          Upon the Participant’s Termination of Employment on or after reaching the Early Retirement Date but prior to the Normal Retirement Date, the Company shall pay to the Participant, as compensation for services rendered prior to such date, monthly payments equal to 1/12th of the “Immediate Annual Benefit” for the Participant’s Age at the time of Termination of Employment on or after reaching the Early Retirement Date as described in the attached Exhibit A. Such payments shall commence on the first day of the month coincident with or next following the date of Termination of Employment and shall continue on the first day of each month thereafter for a period of fifteen (15) years but in any event until a minimum of one hundred eighty (180) total monthly payments are made to the Participant or to the Participant’s beneficiary per Section 3.5(b).

          The Participant may elect, on or before December 31 of the year prior to Termination of Employment, to defer commencement of payment of the early retirement benefit to a date not later than the Normal Retirement Date. Such election shall be in writing and submitted to the Company. If the Participant elects to defer payment of the benefit until his Normal Retirement Date, the Company shall pay to the Participant the normal retirement benefit described in Section 3.1 above. If the Participant elects to defer payment of the benefit to a date prior to the Normal Retirement Date, the Company shall pay to the Participant a benefit calculated in accordance with the first sentence of this Section 3.2, but using the date selected by the Participant for the commencement of his benefit as his “Termination of Employment” date instead of his actual termination date.

          3.3 Benefits Upon Disability.

          Upon the Participant’s Termination of Employment prior to the Normal Retirement Date due to Disability, no separate provision is made for a disability benefit under this Agreement. The Participant is entitled to a benefit only if he is entitled to a benefit under another provision of this Agreement.

          3.4 Other Terminations of Employment.

          a) Voluntary Termination of Employment Prior to the Early Retirement Date or Discharge for Cause at any Time. Upon the Participant’s voluntary Termination of Employment prior to reaching the Early Retirement Date, for reasons other than death, or upon the Participant’s Discharge for Cause at any time, the Company shall pay the “Immediate Lump Sum Benefit”, if any, for the Participant’s Age at the time of voluntary Termination of Employment prior to the Early Retirement Date or Discharge for Cause at any time pursuant to Exhibit A attached to this Agreement, and the Participant shall have no further right to receive any additional benefit hereunder.

          b) Involuntary Termination of Employment Prior to the Early Retirement Date Other Than Because of Death or Discharge for Cause. Upon the Participant’s involuntary Termination of Employment prior to reaching the Early Retirement Date, for reasons other than death or Discharge for Cause, the Company shall pay to the Participant as compensation for services rendered prior to such Termination of Employment, the vested “Immediate Annual Benefit”, if any, or the vested “Annual Benefit at Age 65”, if any, as defined in Exhibit A for the Age of the Participant at such Termination of Employment, payable in monthly installments, commencing on the first day of the month coincident with or next following the date of Termination of Employment, or Age 65 (if the “Annual Benefit at Age 65” was elected) and continuing on the first day of each month thereafter for a period of fifteen (15) years, but in any event until a minimum of one hundred eighty (180) total monthly payments are made to the Participant or the Participant’s beneficiary per Section 3.5(b). For purposes of this subsection 3.4(b), the Participant shall be deemed to have incurred an Involuntary Termination of Employment covered by this subsection if he quits employment as a result of the Company’s significantly lessening either his title, duties, responsibilities, base salary or altering his situs of employment, without his consent. His base salary shall be deemed to be significantly lessened if any cutback is imposed except as a part of an overall cutback applied proportionately to all of the Company’s management employees or if the Participant fails to receive periodic increases substantially proportionate to and coincident with the increases granted to management employees.

          c) Termination of Employment At or After A Change in Ownership of Control. If the Participant incurs a voluntary or involuntary Termination of Employment prior to reaching the Early Retirement Date, for reasons other than death, Disability, or Discharge for Cause, but on or after the occurrence of a Change in Control, and in connection with such change, the Participant’s title, duties, responsibilities, or base salary is significantly lessened or his situs of employment is changed, without his consent, the Company shall pay to the Participant, whether or not he is fully vested, an amount equal to the “Year-end Accrual Balance” for the Age of the Participant at such Termination of Employment as described on the attached Exhibit A. For purposes hereof, the standards set forth in subparagraph (b) above with respect to what constitutes a significant lessening of base salary shall apply.

          3.5 Survivorship Benefits.

          a) Prior to Commencement of Normal or Early Retirement Benefits. If the Participant dies while in the service of the Company (whether or not he is fully vested) or after a Termination of Employment on or after the Early Retirement Date, but prior to commencement of any benefit payments under this Agreement, the Company shall pay to the Participant’s beneficiary a survivor’s benefit of one hundred eighty (180) equal monthly installments of Fourteen Thousand Two Hundred Ninety-one and 66/100 Dollars ($14,291.66) commencing on the first day of the month after the Participant’s death and continuing on the first day of each month thereafter until all such payments are completed. In the event a beneficiary dies before receiving all the survivor’s benefit payments, the remaining payments shall be paid to the legal representative of the beneficiary’s estate. Payment of the survivor’s benefit shall relieve the Company of the obligation to pay any other benefit which the Participant would have otherwise received, under the terms of this Agreement.

          b) After Commencement of Benefits. If the Participant dies after any benefit payments have commenced, but prior to receiving all of the scheduled minimum number of monthly payments, the Company shall pay the remaining monthly payments to the Participant’s beneficiary. In the event a beneficiary dies before receiving all the remaining payments, the then-remaining payments shall be paid to the legal representative of the beneficiary’s estate.

          3.6 Recipients of Payments: Designation of Beneficiary.

          All payments to be made by the Company shall be made to the Participant, if living. In the event of the Participant’s death prior to the receipt of all benefit payments, all subsequent payments to be made under this Agreement shall be to the beneficiary or beneficiaries of the Participant. The Participant shall designate a beneficiary by filing a written notice of such designation with the Company in such form as the Company may prescribe. The Participant may revoke or modify said designation at any time by a further written designation. The Participant’s beneficiary designation shall be deemed automatically revoked in the event of the death of the beneficiary or, if the beneficiary is the Participant’s spouse, in the event of dissolution of marriage. If no designation shall be in effect at the time any benefits payable under this Agreement shall become due, the beneficiary shall be the spouse of the Participant, or if no spouse is then living, the legal representative of the Participant’s estate.

     4. Administration and Interpretation of this Agreement.

          The Administrative Committee shall administer and interpret this Agreement. Interpretation by the Administrative Committee shall be final and binding upon the Participant. The Administrative Committee may adopt rules and regulations relating to this Agreement as it may deem necessary or advisable for the administration thereof.

          5. Claims Procedure.

          If the Participant or the Participant’s beneficiary (hereinafter referred to as a “Claimant”) is denied all or a portion of an expected benefit under this Plan for any reason, he or she may file a claim with the Administrative Committee. The Administrative Committee shall notify the Claimant within sixty (60) days of allowance or denial of the claim, unless the Claimant receives written notice from the Administrative Committee prior to the end of the sixty (60) day period stating that special circumstances require an extension of the time for decision. The notice of the Administrative Committee’s decision shall be in writing, sent by mail to Claimant’s last known address, and, if a denial of the claim, must contain the following information:

a)	the specific reasons for the denial;

b)	specific reference to pertinent provisions of the Plan on which the denial is based; and

c)

if applicable, a description of any additional information or material necessary to perfect the claim, an explanation of why such information or material is necessary, and an explanation of the claims review procedure.

     6. Review Procedure.

          a) A Claimant is entitled to request a review of any denial of his or her claim by the Administrative Committee. The request for review must be submitted in writing within sixty (60) days of mailing of notice of the denial. Absent a request for review within the sixty (60) day period, the claim will be deemed to be conclusively denied. The Claimant or his or her representative shall be entitled to review all pertinent documents, and to submit issues and comments orally and in writing.

          b) If the request for review by a Claimant concerns the interpretation and application of the provisions of the Agreement and the Company’s obligations, then the review shall be conducted by a separate committee consisting of three (3) persons designated or appointed by the Administrative Committee. The separate committee shall afford the Claimant a hearing and the opportunity to review all pertinent documents and submit issues and comments orally and in writing and shall render a review decision in writing, all within sixty (60) days after receipt of a request for a review, provided that, in special circumstances (such as the necessity of holding a hearing) the separate committee may extend the time for decision by not more than sixty (60) days upon written notice to the Claimant. The Claimant shall receive written notice of the separate committee’s review decision, together with specific reasons for the decision and reference to the pertinent provisions of this Agreement.

     7. Life Insurance and Funding.

          The Company in its discretion may apply for and procure as owner and for its own benefit, insurance on the life of the Participant, in such amounts and in such forms as the Company may choose. The Participant shall have no interest whatsoever in any such policy or policies, but at the request of the Company he shall submit to medical examinations and supply such information and execute such documents as may be required by the insurance company or companies to whom the Company has applied for insurance.

          The rights of the Participant, or his beneficiary, or estate, to benefits under the Plan shall be solely those of an unsecured creditor of the Company. Any insurance policy or other assets acquired by or held by the Company in connection with the liabilities assumed by it pursuant to the Plan shall not be deemed to be held under any trust for the benefit of the Participant, his beneficiary, or his estate, or to be security for the performance of the obligations of the Company but shall be, and remain, a general, unpledged, and unrestricted asset of the Company.

          If this Agreement is funded through insurance on the life of the Participant, then in the event of the Participant’s death during the first two (2) years after the effective date of this Agreement, and if the Participant’s death was a result of suicide or if the Participant made any material misstatement or failed to make a material disclosure of information in any documentation which the Participant is requested to complete in connection with this Agreement, then no death benefits under the terms of this Agreement will be payable, unless and to the extent that the Board of Directors of Company, in their absolute discretion, may otherwise determine.

     8. Assignment of Benefits.

          Neither the Participant nor any other beneficiary under the Plan shall have any right to assign the right to receive any benefits hereunder, and in the event of any attempted assignment or transfer, the Company shall have no further liability hereunder.

     9. Employment Not Guaranteed by Agreement.

          Neither this Agreement nor any action taken hereunder shall be construed as giving the Participant the right to be retained as an employee of the Company for any period.

     10. Taxes.

          The Company shall deduct from all payments made hereunder all applicable federal or state taxes required by law to be withheld from such payments.

     11. Amendment and Termination.

          The Board of Directors of the Company may, at any time, amend or terminate this Agreement, provided that the Board may not reduce or modify any benefit in pay status to the Participant or beneficiary hereunder or any benefit that would become payable hereunder if the Participant were to have died or were to have been involuntarily terminated on the day prior to such action by the Board, without the prior written consent of the Participant.

          The Company is entering into this Agreement upon the assumption that certain existing tax laws will continue in effect in substantially their current form. In the event of any changes in Federal law relating to and allowing the tax-free accumulation of earnings within a life insurance policy, the income tax-free payment of proceeds from life insurance policies or any other law which would result in a material adverse impact upon the Company’s ability to perform its obligations under this Agreement, the Company shall have an option to terminate or modify this Agreement subject to the protection afforded Participant in the preceding paragraph above.

     12. Construction.

          This Agreement shall be construed according to the laws of the State of Illinois.

     13. Form of Communication.

          Any election, application, claim, notice or other communication required or permitted to be made by the Participant to the Company shall be made in writing and in such form as the Company shall prescribe. Such communication shall be effective upon mailing, if sent by first class mail, postage pre-paid, and addressed to the Company’s office at 440 Maine Street, Quincy, IL 62301.

     14. Captions.

          The captions at the head of a section or a paragraph of this Agreement are designed for convenience of reference only and are not to be resorted to for the purpose of interpreting any provision of this Agreement.

     15. Severability.

          The invalidity of any portion of this Agreement shall not invalidate the remainder thereof, and said remainder shall continue in full force and effect.

     16. Binding Effect.

          This Agreement shall be binding upon and shall inure to the benefit of the Company and the Participant, and each of their successors, heirs, personal representatives and permitted assigns. No sale of substantially all of the Company’s assets shall be made without the buyer expressly assuming the obligation of this Agreement. The Company further agrees that it will not be a party to any merger, consolidation or reorganization unless and until its obligations hereunder are expressly assumed by the successor or successors.

     IN WITNESS WHEREOF, this Agreement has been executed by the parties as of the date first set forth above.

Mercantile Trust & Savings Bank Quincy, Illinois By /s/ Dan S. Dugan Its: President /s/ Dan S. Dugan Dan S. Dugan

Exhibit A

Salary Continuation Vesting Schedule

Mercantile Trust & Savings Bank
Dan Dugan
$171500 per year for 15 yrs.
Rollover balance is $0

Vesting Schedule 1

Age	Plan Year	Year-end Accrual Balance	Percentage of Accrual Vested	Immediate Lump Sum Benefit	Immediate Annual Benefit	Lump Sum Benefit at Age 65	Annual Benefit at Age 65

54	1	88,416	0.00%	0	0	0	0
55	2	184,171	100.00%	184,171	21,120	377,464	43,287
56	3	287,873	100.00%	287,873	33,013	544,788	62,475
57	4	400,183	100.00%	400,183	45,892	699,288	80,193
58	5	521,814	100.00%	521,814	59,841	841,948	96,553
59	6	653,540	100.00%	653,540	74,947	973,674	111,659
60	7	796,200	100.00%	796,200	91,307	1,095,306	125,608
61	8	959,701	100.00%	950,701	109,025	1,207,615	138,487
62	9	1,118,025	100.00%	1,118,025	128,213	1,311,318	150,380
63	10	1,299,236	100.00%	1,299,236	148,994	1,407,072	161,361
64	11	1,495,488	100.00%	1,495,488	171,500	1,495,488	171,500

BCS	06-Apr-95	Page 1